

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 15, 2008

Claudia S. Toussaint
General Counsel & Corporate Secretary
Embarq Corporation
5454 W. 110th Street
Overland Park, Kansas 66211

       Re: Embarq Corporation
          Form 10-K for Fiscal Year Ended December 31, 2007
          and Documents Incorporated by Reference
          Filed February 29, 2008
          File No. 001-32732

Dear Ms. Toussaint,

       The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                       Sincerely
                       /s

                       Larry Spirgel
                       Assistant Director